SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.

CNPJ/MF No. 02.558.124/0001-12
NIRE 3330026237-7

Summary Minutes of the Annual Ordinary General Meeting of Shareholders
Held on April 29th, 2005, at 4.00pm
(Free Translation from Portuguese Original)

1. Date, Place and Time: April 29th, 2005, at 4.00 p.m., at the Company’s main office, at Rua Regente Feijó n° 166/1687-B, Centro, City and State of Rio de Janeiro.

2. Call to Meeting: Announcements published, pursuant to Article 124 of the Brazilian Corporation Law No. 6.404/76, in the newspaper Valor Econômico in the editions of April 14th, 15th (16th and 17th – weekend) and 18th, 2005 and in the Official Gazette of the State of Rio de Janeiro, in the editions of April 14th, 15th and 18th, 2005. The cited announcements were made available to interested parties on the meeting table, with reading and transcription thereof being waived.

3. Attendance: The meeting was attended by the shareholders of Embratel Participações S.A., representing more than ninety per cent (90%) of the voting capital, according to the records and signatures contained in the Shareholders’ Attendance Book of the Company, as well as by Messrs. Carlos Henrique Moreira, Isaac Berensztejn and Antonio Oscar de Carvalho Petersen Filho, representatives of the Company’s management, Mr. Erasmo Simões Trogo and Edison Giraldo, full members of Statutory Audit Committee, and Mr. Fernando Alberto S. Magalhães, representative of Ernst & Young Auditores Independentes S/S.

4. Table: Pursuant to Article 13 of the Company’s By-laws, the meeting was presided over by the Chairman of the Board of Directors, Mr. Carlos Henrique Moreira, who invited Mr. Antonio Oscar de Carvalho Petersen Filho to be the Secretary of the Meeting.

5. Deliberations: 5.1. The attending shareholders unanimously approved that these Minutes were transcribed on a summarized format and that the publication thereof was made without the signatures of the Shareholders present, as provided for in paragraphs 1 and 2, respectively, of Article 130, of Law n. 6.404/76. 5.2. The attending shareholders unanimously approved the waive of the reading of the Company’s Financial Statements, the Management Report and the Opinion issued by the Independent Auditors, since they are known by all shareholders present. The attending shareholders unanimously approved the Managers’ Accounts, the Management Report and the Financial Statements regarding the fiscal year ended on December 31st, 2004, as published in Valor Econômico and the Official Gazette of the State of Rio de Janeiro on 03.28.2005, and the appraisal comments made by shareholders Messrs. José Teixeira de Oliveira and Gilberto Souza Esmeraldo were recorded in these Minutes. 5.3. The management’s proposal of non-distribution of dividends due to the negative results computed in the fiscal year ended on December 31st, 2004 was approved. 5.4. The attending shareholders unanimously approved the election of Mr. José Formoso Martínez, Mexican, married, engineer, bearer of the National Registry of Foreigners (RNE) n.º V405864-B, enrolled with the Individual Taxpayers’ Registry (CPF) under n.º 059.557.727-07, resident and domiciled in this City, with commercial address at Av. Presidente Vargas, n.º. 1.012 - 15th floor, Centro, Rio de Janeiro/RJ, to hold the position of Vice President of the Company’s Board of Director, previously appointed to hold such position by the Board of Directors at the meeting held on February 3rd, 2005, at 3 p.m. The Director hereby elected presented to the Company a Non-Impediment Statement complying with article 147, paragraphs 1 and 2 of Law 6.404/76, and shall remain in his office for the remaining management term of three (3) years held by this predecessor, that is to say, until the following Annual Ordinary General Meeting to be held in 2007, according to the provisions set forth in the Company’s By-Laws and the applicable law. 5.5. The attending shareholders unanimously approved the establishment of a global annual remuneration for the Company’s managers in the amount up to (including) five hundred and ninety thousand and four hundred Reais (R$590.400,00), the distribution of which shall be established by the Board of Directors. 5.6. For the election of Statutory Audit Committee’s members, the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI proposed the election of Mr. Erasmo Simões Trogo, as full member and Ms. Angela Silva de Carrijo Roda, as alternate member, both representatives of the shareholders holding the preferred shares. The controlling shareholder also proposed the election of the following members of the Statutory Audit Committee: Messrs. Ruy Dell`Avanzi, as full member, and Fernando Marotta, as his alternate, Edison Giraldo, as full member, and Alberto Serpa Coelho, as his respective alternate. Upon the voting, the Statutory Audit Committee took the following composition, up to the Annual Ordinary General Meeting of 2006: (a) Erasmo Simões Trogo, Brazilian, single, bank officer and economist, bearer of Identity Card SSP MG n. 2237390 and enrolled with the Individual Taxpayer Registry (CPF) under n.º501.237.266-20, residing and domiciled at Rua Visconde de Ouro Preto n.º 71, apartment 301, Botafogo, City and State of Rio de Janeiro, as full member, and (a.1) Angela Silva de Carrijo Roda, Brazilian, married, bank officer and economist, bearer of Identity Card IFP/RJ n.º 812640621 and enrolled with the Individual Taxpayer Registry (CPF) under n.º 391.344.747-49, residing and domiciled at Estrada Caetano Monteiro, n.º 321, casa 19, Pendotiba, Niterói, Rio de Janeiro, ambos representatives of main shareholders of preferred shares, as alternate member, both representatives of main shareholders of preferred shares; (b) Ruy Dell`Avanzi, Brazilian, married, accountant, bearer of Identity Card RG n.º 1958301 SSP-SP, enrolled with the Individual Taxpayer Registry (CPF) under n.º 107.137.438-91, residing and domiciled at Rua General Jardim, 36, City and State of São Paulo, as full member, and (b.1) Fernando Marotta, Brazilian, married, accountant, bearer of Identity Card n.º 1.532.407-2 IFP/RJ and enrolled with the Individual Taxpayer Registry (CPF) under n.º 010.955.607-00, residing and domiciled at Rua General Lobato Filho, 145/302, Barra da Tijuca, City and State of Rio de Janeiro, as alternate member; (c) Edison Giraldo, Brazilian, married, accountant, bearer of Identity Card n. 015315383-9 IFP-RJ and enrolled with the Individual Taxpayer Registry (CPF) under n.º 041.564.478-04, residing and domiciled at Rua 35, n.º 181, Camboinhas, Niterói, State of Rio de Janeiro, as full member, and (c.1) Alberto Serpa Coelho, Brazilian, married, administrator, bearer of Identity Card n. 7251646-1 IFP-RJ and enrolled with the Individual Taxpayer Registry (CPF) under n.º869.959.017-20, residing and domiciled at Rua Joaquim Nabuco, no. 43, apto. 13, Copacabana, City and State of Rio de Janeiro, as alternate member, the last two members being incumbent and respective alternates elected by the majority of votes cast by the attendees. The Directors hereby elected declare that they are free to perform their duties in compliance with the provisions in Article 162, paragraph 2 of Law n. 6.404/76. Finally, it was fixed the monthly individual remuneration of the members of the Company’Statutory Audit Committee in the amount of three thousand Reais (R$3.000,00), in addition to mandatory reimbursement for the expenses incurred with transportation and lodging required for the performance of their duties, all according to the provisions set forth in paragraph 3 of Article 162 of Law n. 6.404/76.

6. Clarifications: The Chairman of the meeting clarified that: 1) The Company’ Statutory Audit Committee presented a favorable opinion regarding the financial statements, in compliance with provisions set forth in Article 163, items II and III, of Law n. 6.404/76; and 2) The shareholders were informed that the Company’s legal publications as from this date shall be made in the newspaper Gazeta Mercantil, however, the publication in the Official Gazette of the State of Rio de Janeiro shall remain.

And, there being no other business to discuss, the meeting was adjourned for the time required to transcribe these minutes. When it started again, these minutes were read, found appropriate and signed by all attendees.

SIGNATURES:

_________________________________
Carlos Henrique Moreira
Chairman

_________________________________
Antonio Oscar de Carvalho Petersen Filho
General Secretary

_________________________________
Isaac Berensztejn
Economic Financial Director and Investor Relations Director

___________________________________________
Fernando Alberto S. Magalhães
Representative of Ernst & Young

__________________________________
Erasmo Simões Trogo
Full Member of the Statutory Audit Committee

__________________________________
Edison Giraldo
Full Member of the Statutory Audit Committee

Shareholders:

_____________________________________
Startel Participações Ltda.

_____________________________________
New Startel Participações Ltda.

______________________________________
Telmex Solutions Telecomunicações Ltda.

______________________________________
Caixa de Previd. Dos Func. Do Banco do Brasil -Previ

______________________________________
Vanguard Emerging Markets Stock Index Fund

______________________________________
Aegontransamerica Ser Fund Inc V K Ac Int All

______________________________________
Ishares Msci Brazil (Free) Index Fund

______________________________________
Fifth Third International Equity Fund

______________________________________
State Street Emerging Markets

______________________________________
Bell Atlantic Master Pension Trust

______________________________________
The Brazil Msci Em Mkts Index Common Trust Fu

______________________________________
Philips Eletronics N.A Corp Master Ret Tru

______________________________________
Ibm Tax Deferred Savings Plan

______________________________________
The California State Teachers Retirement Sys.

______________________________________
Stichting Pensioenfonds ABP

_____________________________________
José Teixeira de Oliveira

______________________________________
Gilberto Souza Esmeraldo

______________________________________
Alberto de Orleans e Bragança

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.